B. Riley Securities, Inc.

299 Park Avenue

New York, NY 10171

September 24, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Attention: Erin Purnell, Esq.

Re:	Parabellum Acquisition Corp.
Registration Statement on Form S-1
Filed March 26, 2021, as amended
File No. 333-254763

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Parabellum Acquisition Corp. that the effective date and time of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on September 27, 2021, or at such later time as Parabellum Acquisition Corp. or its counsel may orally request.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 890 copies of the Preliminary Prospectus dated September 21, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
Name: Jimmy Baker
Title: Head of Capital Markets